                                                              Page 1 of 11 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              Amendment No. 2 to
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934




                         TERRA NITROGEN COMPANY, L.P.
                         ____________________________
                               (Name of Issuer)


                 Common Units of Limited Partnership Interests
                 _____________________________________________
                         (Title of Class of Securities)


                                  881005 20 1
                                ______________
                                (CUSIP Number)


                                                      N. Jordan
                                                      Secretary
               George H. Valentine                     Minorco
               Corporate Secretary            Taurus International S.A.
             Terra Industries, Inc.            Taurus Investments S.A.
                  Terra Centre                   9 Rue Sainte Zithe
                600 Fourth Street                 Luxembourg City,
           Sioux City, Iowa 51102-6000               Luxembourg
                 (712) 277-1340                    (352) 404-1101
________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 19, 1998
            _______________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Nitrogen Corporation
      EIN: 72-1159610
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,172,414 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,172,414 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,172,414 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Capital, Inc. (Due to direct ownership of 1,378,600 Common Units and solely due to indirect ownership of 11,172,414 Common Units through its wholly owned subsidiary, Terra Nitrogen Corporation) EIN: 42-1431650
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,551,014 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,551,014 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,551,014 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      67.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Capital Holdings, Inc. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital, Inc.) EIN: 42-1431905
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,551,014 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,551,014 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,551,014 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      67.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Industries, Inc. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital Holdings, Inc.) EIN: 52-1145429
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,551,014 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,551,014 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,551,014 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      67.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 6 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Taurus Investments S.A. -- Solely due to indirect ownership through its ownership of 5.3% of the common stock of Terra Industries Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,551,014 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,551,014 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,551,014 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      67.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 7 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Taurus International S.A. -- Solely due to indirect ownership through its ownership of 51.4% of the common stock of Terra Industries Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,551,014 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,551,014 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,551,014 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      67.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 8 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Minorco -- Solely due to indirect ownership through its wholly owned subsidiaries, Taurus International S.A. and Taurus Investments S.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,551,014 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,551,014 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,551,014 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      67.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 11 Pages


Item 1.  Security and Issuer.
         -------------------

     This Amendment No. 2 amends the Schedule 13D dated March 31, 1997 of the Reporting Persons relating to Common Units of limited partnership interests (the "Common Units") of Terra Nitrogen Company, L.P., a Delaware limited partnership ("TNCLP"), and subsequently amended by Amendment No. 1 dated April 28, 1998. The principal executive offices of TNCLP are at 600 Fourth Street, Sioux City, Iowa 51101.

Item 2.  Identity and Background
         -----------------------

     Item 2 and Annex A are hereby amended to add the following additional Officer of Terra on Annex A, Section IV:

     Name:                     Wynn S. Stevenson (Vice President)
                               -----------------
     Citizenship:              United States of America
     Business Address:         Terra Centre, 600 Fourth Street, P.O. Box 6000
                               Sioux City, Iowa 51102-6000
     Principal Occupation:     Vice President, Taxes and
                               Corporate Development

     Item 2 and Annex A are hereby further amended to delete all information concerning E. P. Gush from Sections VI, IX, X and XI of Annex A.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Item 3 is hereby amended by the insertion of the following additional sentence at the end of the second paragraph: "The amount of funds expended for the purchases between May 1, 1998 and May 19, 1998 totalled $4.8 million."

Item 4.  Purpose of Transaction.
         ----------------------

     Item 4 is hereby amended by the insertion of the following additional sentence after the second sentence of the second paragraph: "Terra Capital further purchased 185,300 Common Units between May 1, 1998 and May 19, 1998 pursuant to the buyback authority."

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Item 5 is hereby amended by deleting the second and third sentences of the first paragraph under section (a) and replacing them with the following sentences: "Terra Capital is the direct beneficial owner of 1,378,600 Common Units and, by virtue of its ownership of all the outstanding common stock of TNC, may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC. Thus, Terra Capital's direct and indirect ownership in the aggregate represents approximately 67.8% of the outstanding Common Units."

     Item 5 is hereby further amended by deleting the second sentence of the first paragraph under section (b) and replacing it with the following sentence:
"Terra Capital has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 1,378,600 Common Units beneficially owned by Terra Capital."

                                                             Page 10 of 11 Pages


     Item 5 is hereby further amended by restating the table under section
(c)(i) to read as follows:

              Purchase Date    Number of Units    Price per Unit
              -------------    ---------------    --------------
              1/28/98                   86,100          $29.8750
              4/24/98                   36,800           24.8935
              4/27/98                   48,000           24.9328
              4/28/98                   26,500           25.0000
              4/29/98                   15,000           24.9563
              4/30/98                    6,000           25.0000
              5/1/98                    16,700           25.0000
              5/4/98                     5,800           24.9203
              5/5/98                     9,800           24.9617
              5/6/98                     3,200           25.0000
              5/7/98                     6,400           25.0000
              5/8/98                     8,500           24.9853
              5/11/98                   23,200           24.9930
              5/12/98                    7,700           25.0000
              5/13/98                   52,200           26.5489
              5/14/98                    2,500           26.0250
              5/15/98                   15,300           26.9714
              5/18/98                   12,100           26.9633
              5/19/98                   21,900           27.0000
                                       -------
              Total                    403,700


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not amended.


Item 7.  Material to be Filed as Exhibits.

         Not amended.

                                                             Page 11 of 11 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 20, 1998           TERRA NITROGEN CORPORATION

                             By   /s/ George H. Valentine
                                  -------------------------------------------
                                  George H. Valentine
                             Its: Vice President and General Counsel


                             TERRA CAPITAL, INC.

                             By   /s/ George H. Valentine
                                  -------------------------------------------
                                  George H. Valentine
                             Its: Vice President and Corporate Secretary


                             TERRA CAPITAL HOLDINGS, INC.

                             By   /s/ George H. Valentine
                                  -------------------------------------------
                                  George H. Valentine
                             Its: Vice President and Corporate Secretary


                             TERRA INDUSTRIES INC.

                             By   /s/ George H. Valentine
                                  -------------------------------------------
                                  George H. Valentine
                             Its: Senior Vice President, General Counsel and
                                    Corporate Secretary


                             TAURUS INVESTMENTS S.A.

                             By   /s/ Nick Jordan
                                  -------------------------------------------
                                  Nick Jordan
                             Its: Secretary


                             TAURUS INTERNATIONAL S.A.

                             By   /s/ Nick Jordan
                                  ---------------
                                  Nick Jordan
                             Its: Secretary


                             MINORCO

                             By   /s/ Nick Jordan
                                  -------------------------------------------
                                  Nick Jordan
                             Its: Secretary